82-5751

04035044

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telefônica Data Brasil Holding S.A. and Subsidiary

Interim Financial Statements for the Quarter Ended March 31, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

SUPPL

6/30

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Telefônica Data Brasil Holding S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Telefônica Data Brasil Holding S.A. and subsidiary (Company and Consolidated), consisting of the balance sheet as of March 31, 2004, the related statements of operations for the quarter then ended, and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We have previously audited the Company and consolidated balance sheets as of December 31, 2003, presented for comparative purposes, and issued an unqualified opinion thereon, dated January 30, 2004. The Company and consolidated statements of operations for the quarter ended March 31, 2003, presented for comparative purposes, were reviewed by us and our review report thereon, dated April 30, 2003, contained comments about the recovery of tax credits and goodwill from investment acquisition based upon business plans approved by the Company's management.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 30, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated	
	03/31/04 (Unaudited)	12/31/03	03/31/04 (Unaudited)	12/31/03
CURRENT ASSETS	-	-	119,021	135,638
Cash and cash equivalents	-	-	5,877	35,116
Trade accounts receivable, net	-	-	94,032	82,558
Deferred and recoverable taxes	-	-	14,778	11,908
Inventories	-	-	2,755	4,371
Other	-	-	1,579	1,685
NONCURRENT ASSETS	13,900	13,900	222,689	223,978
Deferred and recoverable taxes	-	-	220,008	219,408
Other	13,900	13,900	2,681	4,570
PERMANENT ASSETS	592,644	596,416	574,567	591,817
Investments	592,644	596,416	299,968	300,784
Property, plant and equipment, net	-	-	273,759	290,071
Deferred charges	-	-	840	962
TOTAL ASSETS	606,544	610,316	916,277	951,433

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated	
	03/31/04 (Unaudited)	12/31/03	03/31/04 (Unaudited)	12/31/03
CURRENT LIABILITIES	3,151	2,629	285,115	319,239
Loans and financing	-	-	164,241	157,874
Trade accounts payable	83	125	64,103	94,071
Taxes payable	-	-	13,464	20,013
Payroll	-	-	15,374	19,445
Related charges	-	-	13,330	14,128
Temporary losses on derivative transactions	-	-	12,290	11,320
Other liabilities	3,068	2,504	2,313	2,388
LONG-TERM LIABILITIES	-	-	27,769	24,507
Loans and financing	-	-	27,236	24,104
Reserve for contingencies	-	-	438	395
Other liabilities	-	-	95	8
SHAREHOLDERS' EQUITY	603,393	607,687	603,393	607,687
Capital	702,879	702,879	702,879	702,879
Accumulated deficit	(99,486)	(95,192)	(99,486)	(95,192)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	606,544	610,316	916,277	951,433

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	2004 (Unaudited)	2003	2004 (Unaudited)	2003
GROSS OPERATING REVENUE	-	-	172,286	140,022
Revenue deductions	-	-	(31,971)	(30,344)
NET OPERATING REVENUE	-	-	140,315	109,678
Cost of services rendered	-	-	(101,827)	(89,757)
GROSS PROFIT	-	-	38,488	19,921
OPERATING INCOME (EXPENSES)	(4,294)	(10,668)	(36,011)	(27,876)
Selling	-	-	(13,668)	(10,748)
General and administrative	(522)	(432)	(19,947)	(15,593)
Equity pick-up	(2,956)	(10,236)	-	-
Other, net	(816)	-	(2,396)	(1,535)
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(4,294)	(10,668)	2,477	(7,955)
Financial expenses, net	-	-	(8,345)	(9,426)
LOSS FROM OPERATIONS	(4,294)	(10,668)	(5,868)	(17,381)
Nonoperating income, net	-	-	63	209
LOSS BEFORE TAXES	(4,294)	(10,668)	(5,805)	(17,172)
Income and social contribution taxes	-	-	1,511	5,380
NET LOSS	(4,294)	(10,668)	(4,294)	(11,792)
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	1,071,153,386	1,071,153,386		
LOSS PER THOUSAND SHARES - R$	-	(0.01)		

The accompanying notes are an integral part of these financial statements.

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS AND BACKGROUND

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at an Extraordinary Shareholders' Meeting on the same date.

In June 2001, the Company increased the capital of Figueira Administração e Participações S.A. ("Figueira"), that was a subsidiary of Banco Itaú S.A. at the time and owner of the operating assets of the bank's telecommunications network and investments equivalent to 73% of total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (holder of authorization for Multimedia Communication Service ("SCM")). Due to a partial spin-off in July 2001, Figueira's operating assets and investments were transferred to the wholly-owned subsidiary Spanish Participações S.A. A corporate restructuring was made in October 2001, including capital contribution to subsidiary with investment and subsequent mergers without changes in voting rights, receipt of dividends and equity rights of the shareholders of Telefônica Empresas S.A.

On December 11, 2002, the subsidiary Telefônica Empresas S.A. sold the assets and customer contracts related to the Switched IP and Speedy Link services to Telesp. Since Telesp at the time depended on obtaining a license from the National Telecommunications Agency (ANATEL) to perform these services for customers, Telefônica Empresas S.A. leased said equipment and continued providing the services in 2003. In January 2004, after obtaining the aforementioned license, Telesp assumed the services.

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched service networks, as well as providing other services related to telecommunications activities.

- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched service networks and other related services in its authorized area.

- Promoting, performing or directing the obtaining, from internal and external sources, of funds to be used by the Company or its subsidiary.

- Effecting or promoting the import of assets and services for the subsidiary, performing other similar or related activities, and holding interests in the capital of other companies.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices.

In consolidation, all intercompany balances and transactions were eliminated. The subsidiary's accounting practices are consistent with those of the Company.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements for the quarter ended March 31, 2004 have been prepared in accordance with accounting practices applied consistently with those used to prepare the financial statements for the year ended December 31, 2003.

4. CASH AND CASH EQUIVALENTS

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Cash and banks	5,774	25,027
Temporary cash investments	103	10,089
Total	5,877	35,116

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Billed amounts	82,172	73,680
Unbilled amounts	37,436	33,633
	119,608	107,313
Allowance for doubtful accounts	(25,576)	(24,755)
Net	94,032	82,558
Current	61,423	47,739
Past due - 1 to 30 days	11,439	17,518
Past due - 31 to 60 days	6,848	4,404
Past due - 61 to 90 days	5,743	6,155
Past due - 91 to 120 days	4,011	4,222
Past due - more than 120 days	30,144	27,275
Total	119,608	107,313

6. DEFERRED AND RECOVERABLE TAXES

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Recoverable taxes:		
Income and social contribution taxes	3,419	3,187
ICMS (State VAT)	19,679	18,439
Other	874	387
Total	23,972	22,013
Deferred taxes:	210,814	209,303
Income tax on temporary differences	11,986	12,242
Social contribution tax on temporary differences	4,314	4,407
Income tax losses	29,322	27,645
Social contribution tax losses	10,662	10,059
Tax credit from merger	154,530	154,950
Total	234,786	231,316
Current	14,778	11,908
Noncurrent	220,008	219,408

The consolidated balances of income tax losses (R$29,322) and social contribution tax losses (R$10,662) refer to the subsidiary Telefônica Empresas S.A. and were calculated on accumulated tax losses of R$117,288 and R$118,467, respectively, as of the balance sheet date. Prevailing tax law allows for tax losses to be offset against future taxable income up to a limit of 30% of annual taxable income. The Company's management expects to recover the tax credits as of March 31, 2004 as follows:

Year	Amount
2006	14,667
2007	27,262
2008	37,497
2009	43,591
2010	49,046
2011	38,751
	210,814

Income and social contribution taxes credits were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002, and a technical feasibility study of the generation of future taxable income, approved by Company management. Such study is based on estimates and is subject to future changes.

Merged tax credit

The corporate restructuring occurred in 2001 was implemented in such a manner to prevent that the amortization of merged goodwill could adversely affect future income, both in the consolidated financial statements and in the statements of subsidiary Telefônica Empresas S.A.

The subsidiary's accounting records for corporate and tax purposes are found in specific (merged) goodwill and provision accounts and the corresponding amortization, reversal and tax credit are as follows:

	Mar./2004 (Unaudited)	Dec./2003
Goodwill	454,498	455,734
Provision	(299,968)	(300,784)
Net	154,530	154,950
Goodwill amortization	(1,236)	(745)
Provision reversal	816	492
Tax credit	420	253
Effect on income	-	-

For the calculation of the tax credit arising from merger, income and social contribution taxes rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of reversal of the provision and corresponding tax credit, did not generate any effects on net loss.

For a fair presentation of the Company's financial position and results of operations, the net amount of R$154,530, which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization, provision reversal and the subsidiary's corresponding tax credit are recognized in accounting records as operating income and expenses.

7. INVENTORIES

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Maintenance materials	1,080	1,168
Assets for sale	2,679	4,207
Allowance for reduction to realizable value	(1,004)	(1,004)
Total	2,755	4,371

8. OTHER ASSETS

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Prepaid expenses	895	661
Other	684	1,024
Total current	1,579	1,685

9. INVESTMENTS

a) Investment balance

	Company	
	Mar./2004 (Unaudited)	Dec./2003
Telefônica Empresas S.A.	292,676	295,632
Goodwill on investment acquisition	299,968	300,784
Total	592,644	596,416

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, and includes the special goodwill reserve resulting from the corporate restructuring described below.

The principal data on the subsidiary are as follows:

	Mar./2004 (Unaudited)	Dec./2003
Capital	235,235	235,235
Capital reserves (goodwill and donation)	156,327	156,327
Accumulated deficit	(98,886)	(95,930)
Subsidiary's net equity	292,676	295,632
Number of common shares without par value outstanding at the balance sheet date and held by the Company	241,526	241,526
Ownership percentage	100%	100%
Subsidiary's loss recorded as equity pick-up by the Company	(2,956)	(11,360)
Donation received by subsidiary and recognized as investment gain in the Company	-	1,124
Total	(2,956)	(10,236)

b) Merged goodwill

The corporate restructuring described in Note 1 generated goodwill of R$456,478 (R$454,498, net of amortization as of March 31, 2004), based upon the subsidiary's expected future profitability, to be amortized over the period established by prevailing tax legislation and regulation.

The merged goodwill was recorded against deferred charges and special goodwill reserve. The special goodwill reserve in Telefônica Empresas S.A. was set up in favor of the controlling shareholder in view of the future tax benefit to be earned. In the individual balance sheet, the aforementioned goodwill is classified as goodwill on investment acquisition, net of tax credit of R$154,530 (R$150,637 as of December 31, 2002). In the consolidated balance sheet, the tax credit, due to its nature, is classified in noncurrent assets.

In accordance with the business plans prepared by management, this goodwill is recoverable in future transactions within ten years after the acquisition. Management is periodically conducting analyses regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of March 31, 2004, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in goodwill amortization criteria defined below:

Year	Amount
2004	3,708
2005	19,486
2006	35,781
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,516
	454,498

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Annual	Consolidated					
		Mar./2004 (Unaudited)			Dec./2003		
	depreciation rates - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Assets and installations in service		461,453	(216,968)	244,485	448,905	(195,019)	253,886
Switching and transmission equipment	20.0	254,405	(131,412)	122,993	250,177	(118,731)	131,446
Transmission equipment, aerial and underground cables, buildings, teleprinters, private automatic switching center, energy equipment and furniture	10.0 and 20.0	121,506	(46,487)	75,019	115,962	(40,950)	75,012
IT equipment	20.0	13,464	(7,031)	6,433	12,976	(6,504)	6,472
Buildings and underground cables	4.0	601	(66)	535	601	(60)	541
Vehicles	20.0	2,488	(700)	1,788	2,646	(706)	1,940
Leasehold improvements	20.0	24,161	(14,023)	10,138	24,144	(12,828)	11,316
Software	20.0	44,519	(16,957)	27,562	42,090	(14,955)	27,135
Other	12.5	309	(292)	17	309	(285)	24
Assets and construction in progress	-	29,274	-	29,274	36,185	-	36,185
Total		490,727	(216,968)	273,759	485,090	(195,019)	290,071
Average depreciation rate - %				19.64			19.54
Balance of fully depreciated assets				8,730			3,918

11. DEFERRED CHARGES

Summarized as follows:

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Preoperating expenses (a)	2,447	2,447
Accumulated amortization	(1,607)	(1,485)
Total	840	962

(a) Preoperating costs with amortization period of five years.

12. LOANS AND FINANCING

Summarized as follows:

	Annual interest rate	Maturity	Consolidated Mar./2004 (Unaudited) Current	Long term	Total
Loans in foreign currency	(*)	Until 2005	147,716	25,018	172,734
Financing in local currency	103% of CDI	Until 2005	16,525	2,218	18,743
Total			164,241	27,236	191,477

	Annual interest rate	Maturity	Consolidated Dec./2003 Current	Long term	Total
Loans in foreign currency	(*)	Until 2004	138,572	20,019	158,591
Financing in local currency	103% of CDI	Until 2004	19,302	4,085	23,387
Total			157,874	24,104	181,978

The foreign currency loans are composed as follows:

	Currency	(*) Annual interest rate	Consolidated Mar./2004 (Unaudited) Principal	Interest	Total balance
Resolution No. 2,770	USD	2.5% to 4.8%	83,172	1,108	84,280
Resolution No. 2,770	JPY	1.3%	63,631	636	64,267
Debt assumption	USD	23.3% to 27.5%	18,062	6,125	24,187
			164,865	7,869	172,734

	Currency	(*) Annual interest rate	Consolidated Dec./2003 Principal	Interest	Total balance
Resolution No. 2,770	USD	3.0% to 5.0%	73,178	486	73,664
Resolution No. 2,770	JPY	1.3%	61,613	413	62,026
Debt assumption	USD	23.3% to 27.5%	17,941	4,960	22,901
Total			152,732	5,859	158,591

To reduce the risk of losses due to exchange rate fluctuations which would increase debt balance in foreign currency, the subsidiary has hedge (swap) operations as described in Note 26.

13. TAXES PAYABLE

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Indirect taxes:		
ICMS (State VAT)	8,938	16,778
PIS and COFINS (taxes on revenue)	3,775	2,437
Other	751	798
Total	13,464	20,013

14. PAYROLL AND RELATED CHARGES

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Salaries	2,353	2,444
Payroll charges	9,356	9,051
Benefits	358	499
Employee profit sharing	3,307	7,451
Total	15,374	19,445

15. OTHER LIABILITIES

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
Refund to customers	1,057	1,123
Withholdings	1,075	1,086
Other	276	187
Total	2,408	2,396
Current	2,313	2,388
Long term	95	8

16. RESERVE FOR CONTINGENCIES

The subsidiary Telefônica Empresas S.A. is a party to lawsuits involving tax and civil matters, arising from the normal course of its operations. Company management, based on the opinion of legal counsel, recognized a reserve for the lawsuits for which the chance of an unfavorable outcome was considered probable, in the amount of R$438 as of March 31, 2004 (R$395 as of December 31, 2003).

Shown below are the amounts involved and respective risks of unfavorable outcome:

Nature	Risk of unfavorable outcome (Unaudited)			
	Probable	Possible	Remote	Total
Labor	438	4,163	334	4,935
Civil	-	397	1,575	1,972
Total	438	4,560	1,909	6,907

17. SHAREHOLDERS' EQUITY

a) Capital

As of March 31, 2004, subscribed and paid-up capital is R$702,879 (R$702,879 as of December 31, 2003), represented by shares without par value distributed as follows:

	Mar./2004	Dec./2003
Common shares	358,716,131,431	358,716,131,431
Preferred shares	712,437,254,531	712,437,254,531
Total outstanding shares	1,071,153,385,962	1,071,153,385,962
Net book value per thousand shares - R$	0.56	0.57

The Company is authorized to increase capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the consequent issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws and legislation, and have preference to: (i) capital redemption, without premium, and (ii) dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision of the Board of Directors, the preferential right can be excluded in cases provided for by the Company's bylaws.

18. GROSS OPERATING REVENUE

	Consolidated	
	Mar./2004 (Unaudited)	Mar./2003
Packet-switched data services	130,863	90,098
Speedy Link/Switched IP services (i)	2,562	28,168
Commissions (ii)	28,217	20,742
Other	10,644	1,014
Total	172,286	140,022

(i) In 2003, refers to revenues from Switched IP and Speedy Link services that were transferred to Telesp, net of costs (Note 1).

(ii) Refers to the commission on voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 24).

19. COST OF SERVICES PROVIDED

	Consolidated	
	Mar./2004 (Unaudited)	Mar./2003
Rentals (i)	(50,574)	(50,852)
Depreciation and amortization	(21,075)	(17,352)
Personnel	(8,960)	(7,605)
Outside services	(14,329)	(7,898)
Leasing	(4,629)	(5,774)
Materials	(2,242)	(187)
Other	(18)	(89)
Total	(101,827)	(89,757)

(i) Includes rent paid to Telesp for use of the network (Note 24).

20. OPERATING INCOME (EXPENSES)

a) Selling

	Consolidated	
	Mar./2004 (Unaudited)	Mar./2003
Personnel	(9,786)	(7,488)
Outside services	(2,434)	(1,811)
Allowance for doubtful accounts	(1,076)	(1,251)
Other	(372)	(198)
Total	(13,668)	(10,748)

b) General and administrative

	Company		Consolidated	
	Mar./2004 (Unaudited)	Mar./2003	Mar./2004 (Unaudited)	Mar./2003
Outside services	(497)	(380)	(10,153)	(8,427)
Personnel	(19)	(52)	(5,793)	(3,755)
Rentals	-	-	(2,355)	(1,617)
Depreciation and amortization	-	-	(1,118)	(1,153)
Other	(6)	-	(528)	(641)
Total	(522)	(432)	(19,947)	(15,593)

c) Other operating income (expenses), net

	Company		Consolidated	
	Mar./2004 (Unaudited)	Mar./2003	Mar./2004 (Unaudited)	Mar./2003
Other operating income:				
Reversal of reserves	-	-	256	718
Recovered expenses	-	-	174	191
Other	-	-	206	134
	-	-	636	1,043
Other operating expenses	-	-	(2,232)	(2,372)
Taxes other than on income	(816)	-	(800)	(206)
Other				
	(816)	-	(3,032)	(2,578)
Total	(816)	-	(2,396)	(1,535)

21. FINANCIAL EXPENSES, NET

	Consolidated	
	Mar./2004 (Unaudited)	Mar./2003
Financial income	5,462	21,158
Interest on temporary cash investments	138	1,794
Gain from derivatives	5,274	8,923
Monetary/Exchange variations on assets	-	9,412
Other	50	1,029
Financial expenses	(13,807)	(30,584)
Interest	(2,991)	(9,130)
Losses from derivatives	(7,431)	(20,186)
Monetary/Exchange variations on liabilities	(2,692)	(336)
Other	(693)	(932)
Net	(8,345)	(9,426)

22. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

The table below shows a reconciliation of the recorded tax expense with the amount that resulted from applying the combined tax rate of 34% (25% for income tax and 9% for social contribution tax).

	Company	
	Mar./2004 (Unaudited)	Mar./2003
Income before taxes	(5,805)	(17,172)
Social contribution tax		
Social contribution tax expense	522	1,546
Permanent differences		
Nondeductible expenses	(2)	(8)
Goodwill amortization	(73)	-
Other	(47)	(39)
Social contribution tax expense in statement of operations	400	1,499
Income tax		
Income tax expense	1,451	4,293
Permanent differences		
Nondeductible expenses	(5)	(23)
Donations	-	(281)
Goodwill amortization	(204)	-
Other	(131)	(108)
Income tax expense in statement of operations	1,111	3,881
Total income and social contribution taxes	1,511	5,380

23. POST-RETIREMENT BENEFIT PLANS

The subsidiary Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas S.A. Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Secretariat of Supplementary Social Security (Ministry of Social Security) on April 3, 2001.

The plan is funded by contributions made by the participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are the same as those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

In the first quarter of 2004, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$548 (R$475 in the first quarter of 2003).

Telefônica Empresas S.A. elected to record the effects of the actuarial calculations required by CVM Resolution No. 371, of December 13, 2000, directly in shareholders' equity as of December 31, 2001, net of the corresponding tax effects, in relation to benefits corresponding to risks of death and disability of participants. The Company recognized the impact on its subsidiary directly in shareholders' equity, as an offset to the investment account.

For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2003, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by CVM through Circular No. 01/02.

24. RELATED-PARTY TRANSACTIONS

The principal intercompany balances arise from transactions with Group related companies, which were carried out under usual market conditions for these types of operations, as follows:

	Consolidated	
	Mar./2004 (Unaudited)	Dec./2003
ASSETS		
Current assets		
Trade accounts receivable	22,012	18,510
Other	2,681	4,570
Total assets	24,693	23,080
LIABILITIES		
Current liabilities		
Trade accounts payable	30,490	47,678
Other	13,330	14,128
Total liabilities	43,820	61,806

	Mar./2004 (Unaudited)	Mar./2003
STATEMENT OF INCOME		
Revenues		
Data services	28,870	20,471
Commissions	28,217	20,742
	57,087	41,213
Operating costs and expenses		
Cost of services provided	(32,805)	(35,415)
Selling expenses	(889)	(470)
General and administrative expenses	(1,939)	(1,651)
Financial expenses, net	-	(4)
	(35,633)	(37,540)

- The balance of "Trade accounts receivable, net" in current assets refers mainly to data communication services receivable from Telecomunicações de São Paulo S.A. - Telesp, Telefonica International Whole Sale and Terra Networks.

- The balance of "Trade accounts payable" refers mainly to network rent and transfer of Switched IP and Speedy Link service revenue, both payable to Telecomunicações de São Paulo S.A. - Telesp, and rent of Internet links payable to Telefonica International Whole Sale.

- The balance of "Gross operating revenue" refers mainly to data communication services provided by the subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. - Telesp and Terra Networks Brasil S.A., and also commissions for management of customers that use voice transmission services billed by Telesp.

- The balance of "Cost of services provided" refers principally to rent for use of networks and infrastructure paid to Telecomunicações de São Paulo S.A. - Telesp, and rent of Internet links payable to Telefonica International Whole Sale.

- The balance of "Selling expenses" refers to Call Center services provided by Atento Brasil S.A.

- The balance of "General and administrative expenses" refers to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

25. INSURANCE

It is the policy of the Company and its subsidiary, as well as of the Telefônica Group, to obtain insurance coverage for all high-risk assets and liabilities of significant values, based on management's judgment, according to instructions of the Telefónica S.A. corporate program. TGP Brasil Corretora de Seguros e Resseguros Ltda. is the insurance company for the Group in Brazil.

In the first quarter of 2004, insurance expenses were R$246 (R$319 in the first quarter of 2003).

26. FINANCIAL INSTRUMENTS

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the subsidiary Telefônica Empresas S.A. may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, management enters into hedge contracts (swaps) with financial institutions.

The subsidiary's indebtedness and the results of operations are significantly affected by the exchange rate market risk. As of March 31, 2004, part of the subsidiary's debt was denominated in foreign currencies, covered by asset positions for hedge transactions (swaps for CDI). Swap transactions were made to hedge the total debt in foreign currencies. Gains or losses on these transactions are recorded in the statement of operations. In the first quarter of 2004, these transactions generated a consolidated net loss of R$2,157. The Company and its subsidiary recorded R$12,290 in current liabilities to recognize the temporary loss on these transactions.

The Company's and its subsidiary's net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated			
	Mar./2004 (Unaudited)		Dec./2003	
	Book value	Market value	Book value	Market value
Liabilities:				
Loans and financing	172,734	173,645	158,591	160,360
Trade accounts payable (i)	11,717	11,717	15,001	15,001
Foreign exchange swap - asset position	184,460	185,346	174,007	175,758
Net exposure (excess coverage)	(9)	16	(415)	(397)

(i) The trade accounts payable balance refers principally to liabilities with affiliated companies (R$10,853).

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering expected settlement of liabilities and realization of assets at rates prevailing in the market on the balance sheet date.

b) Interest rate risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to interest rate fluctuations, internally and externally, which would affect financial expenses.

As of March 31, 2004, the Company had R$191,477 (R$181,978 as of December 31, 2003) in loans and financing, of which R$172,734 in foreign currency at fixed interest rates (R$158,591 as of December 31, 2003) and R$18,743 in local currency at variable interest rates (CDI) (R$23,387 as of December 31, 2003). Although part of the debt had been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to CDI, and therefore this portion of the loans and financing is also subject to impacts arising from CDI variation. On the other hand, the Company invests the excess cash (from temporary cash investments) of R$103 (R$10,089 as of December 31, 2003) primarily in short-term instruments subject to CDI variation, thus reducing this risk. The carrying amounts of these financial instruments approximate market values due to the short-term nature.

As of March 31, 2004, the Company had swap transactions (CDI versus fixed rates) to partially cover internal interest rate fluctuations. Hedged operations mature in July 2004 and January 2005 and amount to R$72,439.

c) Credit risk

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the default risks by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of March 31, 2004, approximately 18% of the subsidiary's total service receivables were represented by Telefônica Group related companies.

TELEFÔNICA DATA BRASIL HOLDING S.A.

COMMENTS ON CONSOLIDATED PERFORMANCE

MARCH 2004

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary.

	Consolidated - accumulated		
Unaudited data in thousands of Brazilian reais (R$)	Mar./2004	Mar./2003	Variation
Net operating revenue	140,315	109,678	27.9%
EBITDA (*)	25,344	10,558	140.0%
EBITDA margin (%)	18.1%	9.6%	8.4 p.p.
Loss from operations	(5,868)	(17,381)	-66.2%
Loss before taxes and profit sharing	(5,805)	(17,172)	-66.2%
Net loss	(4,294)	(11,792)	-63.6%
Outstanding shares (billions)	1,071	1,071	0.0%
LPA (000)	(0.00)	(0.01)	-63.6%

(*) Earnings before interest, taxes, depreciation and amortization.

- The **EBITDA** is up by 140.0%, from R$10.6 million in 1Q03 to R$25.3 million in 1Q04, increasing EBITDA margin from 9.6% to 18.1%, an improvement in the main indicators of the Company.

- The **net result** showed an improvement. In 1Q04, loss is R$4.3 million, which is lower than the R$11.8 million in 1Q03.

REVENUE

- **Net operating revenue** in 1Q04 was R$140.3 million, an increase of R$30.6 million or 27.9% compared to the R$109.7 million in the same period of last year.

- **Packet-switched services**, when comparing 1Q04 to 1Q03, increased R$40.8 million or 45.2%, as a result of the growth in domestic and value-added services.

- **Speedy Link/Switched IP services**, when comparing 1Q04 to 1Q03, decreased R$25.6 million, or 90.9%, as a result of the Speedy Link access and Switched IP services that were transferred to Telesp.

- **Commissions** are mainly related to voice service commission revenue from Telesp. In 1Q03, this revenue was recorded in "Other operating revenue" and was reclassified. When comparing 1Q04 to 1Q03, we noted an increase of R$7.5 million, or 36%. This increase is a result of new services, such as long-distance voice services.

- **Other services** increased R$9.6 million, when comparing 1Q04 to 1Q03, primarily due to outsourcing and integrated solutions services.

- **Deductions** refer to taxes. When compared to 1Q03, deductions in 1Q04 increased R$1.6 million or 5.4% due to the increase in the rates of PIS (tax on revenue) from 0.65% to 1.65% and COFINS (tax on revenue) from 3% to 7.6%, partially offset by the decrease in ICMS (State VAT) resulted from the reduction in revenue from Speedy Link and Switched IP services.



EBITDA - Annual
Millions of R$
Net operating revenues
EBITDA
Net result
Loss before taxes
Net loss
(25,000)
-
25,000
50,000
75,000
100,000
125,000
150,000
1Q03
1Q04

OPERATING INCOME (EXPENSES)

Operating expenses in 1Q04, when compared to 1Q03, increased R$15.9 million or 16%, as follows:



Annual operating expenses
Millions of R$
Personnel costs
Operating/ administrative expenses
Taxes
Allowance for doubtful accounts
Financial income (expenses)
Other operating income (expenses)
(10)
-
10
20
30
40
50
60
70
80
90
1Q03
1Q04

The variations are due to the following:

- **Personnel costs** amounted to R$24.5 million in 1Q04, an increase of R$5.7 million. The Company had 763 employees in 1Q04.

- **Operating/administrative expenses** amounted to R$87.2 million in 1Q04, an increase of R$10.0 million when compared to 1Q03, due to the increase in expenses for infrastructure rental, last mile and network backbone.

- **Taxes** in 1Q04, when compared to 1Q03, decreased R$0.1 million, primarily due to a reduction in financial income, thus decreasing PIS and COFINS (taxes on revenue) levied on financial income.

- **Allowance for doubtful accounts** in 1Q04 decreased R$0.2 million, when compared to 1Q03, representing 0.77% of the net operating revenue for 1Q04. The allowance for doubtful accounts is recorded according to the accounting principle of conservatism adopted by Telefónica Group.

- **Depreciation** amounted to R$22.9 million in 1Q04, representing an increase of R$4.4 million or 23.5% when compared to 1Q03, mainly due to the increase of the plant in service.

- **Financial income (expense) in 1Q04** improved R$1.1 million when compared to 1Q03, mainly due to the decrease in interest expenses on loans, resulting from a reduction in CDI (interbank deposit rate). As of March 31, 2004, part of the Company's debt was indexed to foreign currencies, covered by asset positions of hedge operations (swap to CDI). Swap transactions were made to hedge the total liabilities in foreign currencies. Gains or losses on these transactions are recorded in the statement of operations. In 1Q04, these transactions generated a consolidated net loss of R$2.2 million. The Company recorded R$12.3 million in current liabilities to recognize the temporary loss on these transactions.

* * * * *

N1944*.*